EXHIBIT 4.1

STRICTLY CONFIDENTIAL

REMARK HOLDINGS, INC.
800 S. Commerce Street
Las Vegas, NV 89106

May 28, 2020

MGG SF EVERGREEN UNLEVERED FUND LP
c/o MGG Investment Group LP
888 Seventh Avenue, 43rd Floor
New York, NY 10106
Attn: Kevin F. Griffin

Re:	Warrant to Purchase Common Stock, issued September 20, 2016, as amended
(the "Warrant")

Ladies & Gentlemen:

We write in reference to the above referenced Warrant issued to MGG SF Evergreen Unlevered Fund LP (the "Holder") by Remark Holdings, Inc. (the "Company"). Capitalized terms used without definition in this letter agreement shall have the meanings ascribed thereto in the Warrant.

As a result of certain issuances of capital stock of the Company following the issuance of the Warrant, and notwithstanding Section 2 of the Warrant, the Company does not currently have sufficient authorized but unissued shares of Common Stock to allow full exercise of the Warrant by the Holder. In connection with this situation, the Company and the Holder agree as follows:

1.    The Company shall, as soon as possible following the execution and delivery of this letter agreement, take such actions are may be necessary to cause its Certificate of Incorporation to be amended to increase the number of authorized shares of Common Stock to 300,000,000 (the "Amendment"), including, without limitation, (a) the Board of Directors of the Company approving such Amendment, causing such Amendment to be submitted to the stockholders of the Company for their approval and recommending such approval, (b) making any and all filings with the U.S. Securities and Exchange Commission ("SEC") and the Nasdaq Stock Market as may be required in connection with the Amendment, including the filing with the SEC of a Proxy Statement on Schedule 14A, which shall comply in all respects with the rules and regulations of the SEC, and the filing of any supplemental listing application as may be required by the Nasdaq Stock Market for the listing of any additional shares of Common Stock, (c) holding a stockholders meeting for the purpose of approving the Amendment and using reasonable best efforts to solicit proxies in favor of the approval of the Amendment and (d) following stockholder approval of the Amendment, causing the Amendment to be filed with the Delaware Secretary of State.

2.    The Holder agrees that it will not seek to exercise the Warrant until the earlier of (a) July 31, 2020 and (b) the date on which the Amendment is effective.

3.    In consideration of the Holder's agreement in paragraph 2, the Company agrees that the Warrant Price shall be reduced by $0.30 (thirty cents) per Warrant Share, subject to further adjustment in accordance with the terms of the Warrant as a result of any events occurring after the date of this letter agreement.

4.    Except as expressly set forth in this letter agreement (a) the Warrant remains in full force and effect in accordance with its terms and this letter agreement shall have no effect on any adjustments to the Warrant effective prior to the date hereof and (b) each of the Company and the Holder reserves all rights with respect to the Warrant.

5.    Each of the Company and the Holder represents and warrants to the other as follows: (a) such party has all necessary corporate or other power and authority to enter into this letter agreement and perform its obligations under this letter agreement; (b) the execution, delivery and performance of this letter agreement has been duly authorized by all corporate or other action on the part of such party; and (c) this letter agreement has been duly executed and delivered by such party and constitutes the legal, valid and binding obligation of such party, enforceable in accordance with its terms.

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If the foregoing accurately reflects your agreement with the respect to the matters addressed in this letter agreement, please countersign where indicated below.

REMARK HOLDINGS, INC.

By:
Name:
Title:

MGG SF EVERGREEN UNLEVERED FUND LP

By:
Name:
Title: